FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item

1.	Press release entitled, “ABN AMRO further strenghtens position in Brazil through acquisition of Banco Sudameris”, dated April 16, 2003.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)

Date: May 6, 2003	By:	/s/ R.W.J. Groenink
Name: R.W.J. Groenink Title: Chairman of the Managing Board

By:	/s/ T. de Swaan
Name: T. de Swaan Title: Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)

Date: May 6, 2003	By:	/s/ R.W.J. Groenink
Name: R.W.J. Groenink Title: Chairman of the Managing Board

By:	/s/ T. de Swaan
Name: T. de Swaan Title: Member of the Managing Board

ITEM 1

Amsterdam / Sao Paulo, 16 April 2003

ABN AMRO further strengthens position in Brazil through acquisition of Banco Sudameris

ABN AMRO announced today that an offer by its Brazilian subsidiary Banco ABN AMRO Real to acquire Banca Intesa’s stake of 94.57% in Banco Sudameris has been accepted by Banca Intesa. Brazil has been one of ABN AMRO’s three home markets since it acquired Banco Real in 1998. The acquisition further strengthens the position of Banco ABN AMRO Real in the economically important south-eastern region of Brazil.

The acquisition will be funded partly by a cash amount of BRL 527 mln (EUR 158.1 mln*) and by shares in Banco ABN AMRO Real to the value of BRL 1,766 mln (EUR 529.8 mln). Banco ABN AMRO Real will also launch a tender offer for the shares of Banco Sudameris which are listed on the Sao Paulo Stock Exchange. The transaction is expected to close by the end of June, and is subject to the final purchase agreement and regulatory approvals.

Joost Kuiper, member of the ABN AMRO Managing Board and Head of Consumer and Commercial Clients commented: “Banco Sudameris is a perfect fit with our existing presence in Brazil and offers great potential for value creation for our clients and shareholders. This acquisition, fully aligned with our principles of Managing for Value, is an important step in ABN AMRO’s strategy to focus on sustainable retail and asset gathering franchises in our three home markets the Netherlands, the Midwest of the United States and Brazil.”

“The acquisition of Banco Sudameris further strengthens our already solid banking franchise in south-eastern Brazil, a region that represents 58% of Brazil’s GDP” said Fabio Barbosa, CEO of Banco ABN AMRO Real. “Banco Sudameris immediately adds a meaningful market share in Brazil and the south-eastern region, one of the engines of growth for the Brazilian economy. Banco Sudameris provides us with a well located branch network and access to a significant number of high-net worth clients in that region”, he said.

The acquisition as proposed will be fully locally funded. Banco ABN AMRO Real will pay Banca Intesa BRL 527 mln (EUR 158.1 mln) in cash and BRL 1,766 mln (EUR 529.8 mln) in shares of Banco ABN AMRO Real, representing a stake of approximately 12.9%. Total goodwill, excluding integration costs, is expected to be in the region of BRL 1,100 mln (EUR 330 mln). The implicit price to book value is 1.8x, which is in line with similar transactions in Brazil. The impact on Group Tier 1 capital is negligible; the goodwill cost is more than offset by the EUR 529.8 mln increase in minority interests (i.e. the 12.9% of Banco ABN AMRO Real to be owned by Banca Intesa). The combined banks are expected to offer operating synergies in excess of BRL 300 mln (EUR 90 mln) per annum from cost efficiencies and enhanced productivity as of 2005. The proposed transaction as structured will not have any dilutive impact on earnings per share.

The acquisition will consolidate the position of Banco ABN AMRO Real as Brazil’s fourth largest privately owned bank by loans and deposits, and fifth in terms of assets. The process of integrating Banco Sudameris and Banco ABN AMRO Real will start immediately after regulatory approval has been obtained. Decisions on the consequences of the merger for staff, branches and brands will be communicated as soon as possible.

Banco Sudameris was founded in 1910 and was the largest foreign retail bank in Brazil until ABN AMRO acquired Banco Real in 1998. It offers retail and commercial banking services and has approximately 500,000 clients, 6,280 employees and a total of 293 branches, mostly in the south-eastern region of Brazil.

Rothschild is acting as adviser to ABN AMRO in this transaction.

* exchange rate as per 15 April 2003 (EUR 1.00 = BRL 3.33)

Note to the editor:

ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of approx. EUR 556 bn. It has over 3,000 branches in 66 countries and territories, and has a staff of about 105,000 full time equivalents worldwide.

Banco ABN AMRO Real
ABN AMRO operates in Brazil since 1917. Since then, its presence has been build up through the acquisitions of Banco Real and Bandepe in 1998, and Paraiban in 2001. Banco ABN AMRO Real has a client base of 5.6 mln, serving retail and corporate clients. Its network comprises of approx. 800 branches, 700 mini branches in companies and 4,500 ATMs throughout Brazil, employing 23,000 staff.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

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